



04002422

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
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**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC FILE NUMBER
8- 52980

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

FEB 2 7 2004

REPORT FOR THE PERIOD BEGINNING ____01/01/03____ AND ENDING ____12/31/03____ 18?
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Coutts Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____701 Brickell Avenue, Suite 2300____
                    (No. and Street)
____Miami____   ____FL____   ____33131____
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

____Eduardo M. Fernandez____   ____(305) 530-2929____
                                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____Deloitte & Touche LLP____
                    (Name - if individual, state last, first, middle name)

____200 South Biscayne Blvd. , Suite 400, Miami,____   ____FL____   ____33131-2310____
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See
section 240.17a-5(e)(2.)

SEC 1410 (3-91)

COUTTS SECURITIES INC.
(A Wholly Owned Subsidiary of Banco Santander Central Hispano, S.A.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

(x) Independent Auditors' Report

(x) (a) Facing Page

(x) (b) Statement of Net Assets in Liquidation as of December 31, 2003 and Statement of Financial Condition as of December 31, 2002

(x) (c) Statements of Operations

(x) (d) Statements of Changes in Stockholder's Equity

(x) (e) Statements of Cash Flows

(x) Notes to Financial Statements

( ) (f) Statements of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)

(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (included in Note 2 to the Financial Statements)

( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable)

(x) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (included in items g and h)

( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Net Assets with Respect to Methods of Consolidation (Not Applicable)

(x) (l) An Oath or Affirmation

( ) (m) Copy of the SIPC Supplemental Report (Not Applicable)

( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (included in item (o)) (Not Applicable)

(x) (o) Independent Auditors' Report on Internal Accounting Control

OATH OR AFFIRMATION

I, Eduardo M. Fernandez, President, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Coutts Securities Inc. (the "Company") as of and for the years ended December 31, 2003 and 2002 are true and correct. I further swear that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature _____   Date _____

President _____
Title

Subscribed and sworn to before me this 23rd day of February 2004.

_____
Notary Public

HILDA RAMIREZ
Notary Public - State of Florida
My Commission Expires May 24, 2005
Commission # DD029032

COUTTS SECURITIES INC.
(A Wholly Owned Subsidiary of Banco Santander Central Hispano, S.A.)
(SEC I.D. No. 8-52980)

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
AND SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003,
INDEPENDENT AUDITORS' REPORT, AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 400
200 South Biscayne Boulevard
Miami, FL 33131-2310
USA

Tel: +1 305 372 3100
Fax: +1 305 372 3160
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Coutts Securities Inc.
Miami, Florida:

We have audited the accompanying financial statements of Coutts Securities Inc. (the "Company"), a wholly owned subsidiary of Banco Santander Central Hispano, S.A., for the years ended December 31, 2003 and 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Net Assets in Liquidation	3
Statement of Financial Condition	4
Statements of Operations	5
Statements of Changes in Stockholder's Equity	6
Statements of Cash Flows	7

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the Board of Directors of the Company approved a plan of reorganization on November 12, 2003, and the Company commenced liquidation on December 31, 2003. As a result, the Company has changed its basis of accounting from the going concern basis to the liquidation basis effective December 31, 2003.

In our opinion, such financial statements present fairly, in all material respects, the net assets in liquidation of the Company at December 31, 2003, its financial position at December 31, 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Computation of Net Capital for Brokers and Dealers

Member of

Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 as of December 31, 2003 listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This supplemental schedule is the responsibility of the Company's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 21, 2004

COUTTS SECURITIES INC.
(A Wholly Owned Subsidiary of Banco Santander Central Hispano, S.A.)

STATEMENT OF NET ASSETS IN LIQUIDATION
DECEMBER 31, 2003 (LIQUIDATION BASIS)

ASSETS

Cash and cash equivalents	$	420,886
Cash deposit with clearing organization		100,000
Receivable from clearing organization		542,725
Other		195,671
TOTAL	$	1,259,282
LIABILITIES		-
COMMITMENTS AND CONTINGENCIES (Note 5)		
NET ASSETS IN LIQUIDATION	$	1,259,282

See notes to financial statements.

COUTTS SECURITIES INC.
(A Wholly Owned Subsidiary of Banco Santander Central Hispano, S.A.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002 (GOING CONCERN BASIS)

ASSETS

Cash and cash equivalents	$ 5,086,060
Cash deposit with clearing organization	100,000
Receivable from clearing organization	299,142
Due from affiliate	91,094
Due from parent in lieu of income taxes	372,562
Other	71,131
TOTAL	$ 6,019,989

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES—	
Accrued and other liabilities	$ 417
COMMITMENTS AND CONTINGENCIES (Note 5)	
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	7,383,959
Accumulated deficit	(1,365,387)
Total stockholder's equity	6,019,572
TOTAL	$ 6,019,989

See notes to financial statements.

COUTTS SECURITIES INC.
(A Wholly Owned Subsidiary of Banco Santander Central Hispano, S.A.)

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUES:		
Commissions	$ 2,772,697	$ 3,538,145
Interest income	34,275	111,438
Total revenues	2,806,972	3,649,583
OPERATING EXPENSES:		
Management fee	2,990,000	4,542,000
General and administrative expenses	191,262	174,572
Total operating expenses	3,181,262	4,716,572
LOSS BEFORE INCOME TAXES	(374,290)	(1,066,989)
BENEFIT FROM INCOME TAXES	(114,000)	(373,000)
NET LOSS	$ (260,290)	$ (693,989)

See notes to financial statements.

COUTTS SECURITIES INC.
(A Wholly Owned Subsidiary of Banco Santander Central Hispano, S.A.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock Shares	Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total
BALANCE—December 31, 2001	1,000	$ 1,000	$ 7,383,959	$ (671,398)	$ 6,713,561
Net loss				(693,989)	(693,989)
BALANCE—December 31, 2002	1,000	1,000	7,383,959	(1,365,387)	6,019,572
Return of capital to NatWest			(4,500,000)		(4,500,000)
Net loss				(260,290)	(260,290)
BALANCE—December 31, 2003	1,000	$ 1,000	$ 2,883,959	$ (1,625,677)	$ 1,259,282*

* Represents the net assets in liquidation of the Company as of December 31, 2003. See Note 1.

See notes to financial statements.

COUTTS SECURITIES INC.
(A Wholly Owned Subsidiary of Banco Santander Central Hispano, S.A.)

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
OPERATING ACTIVITIES:		
Net loss	$ (260,290)	$ (693,989)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in receivable from clearing organization	(243,583)	503,381
Decrease in due from affiliate	91,094	164,255
Decrease (increase) in due from parent in lieu of income taxes	372,562	(27,304)
Increase in other assets	(124,540)	(66,933)
Decrease in accrued and other liabilities	(417)	(53,686)
Net cash used in operating activities	(165,174)	(174,276)
FINANCING ACTIVITIES—		
Return of capital to NatWest	(4,500,000)	-
DECREASE IN CASH AND CASH EQUIVALENTS	(4,665,174)	(174,276)
CASH AND CASH EQUIVALENTS—Beginning of year	5,086,060	5,260,336
CASH AND CASH EQUIVALENTS—End of year	$ 420,886	$ 5,086,060

See notes to financial statements.

COUTTS SECURITIES INC.
(A Wholly Owned Subsidiary of Banco Santander Central Hispano, S.A.)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1. **GENERAL**

    Coutts Securities Inc. (the "Company") was formerly known as Coutts (USA) Inc., a company
    established in the state of Delaware. The Company was formerly a wholly owned subsidiary of NatWest
    Markets Group Inc. ("NatWest") and was incorporated on January 10, 1995. The Company's ultimate
    parent was formerly the Royal Bank of Scotland Group plc, a company incorporated in Scotland. On
    September 6, 2000, the Company changed its name from Coutts (USA) Inc. to Coutts Securities Inc. and
    the Company's stockholder approved a reorganization (effective as of January 1, 2000) of the
    Company's capital accounts that resulted in the transfer of the Company's accumulated deficit at that
    date of approximately $12.4 million to additional paid-in capital.

    In May 2001, the Company became a registered securities broker-dealer subject to the regulations under
    the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers
    ("NASD"). Following the registration, the Company commenced the business of buying and selling
    securities on behalf of customers of its banking affiliate, Coutts (USA) International (a federally
    chartered Edge Act Bank) ("Coutts").

    On July 31, 2003, the Company and Coutts were acquired by Banco Santander Central Hispano, S.A.
    ("Santander"), a Spanish financial institution. In connection with the acquisition of the Company by
    Santander, the Company transferred $4.5 million to NatWest as a return of capital during 2003. On
    November 12, 2003, the Board of Directors of the Company together with the Board of Directors of
    Banco Santander Central Hispano International ("BSCHI"), a subsidiary of Santander, entered into a
    Plan of Reorganization (the "Plan of Reorganization"). Pursuant to the Plan of Reorganization, the
    Company will transfer substantially all of its assets and liabilities to BSCHI. The Plan of Reorganization
    provides that upon the consummation of the transfer of assets and liabilities to BSCHI, the Board of
    Directors and shareholder of the Company will cause the Company to be liquidated and dissolved,
    subject to regulatory approvals. The Company initiated the Plan of Reorganization on December 31,
    2003. As a result of the Plan of Reorganization, the Company has adopted the liquidation basis of
    accounting as of December 31, 2003. Accordingly, assets have been valued at estimated net realizable
    value in the accompanying statement of net assets in liquidation as of December 31, 2003. Costs
    associated with carrying out the plan of liquidation will be incurred by Santander or its subsidiaries.

    There was no adjustment required at December 31, 2003 to convert from the going concern (historical
    cost) basis to the liquidation basis as the carrying value of the Company's assets and liabilities
    approximated net realizable value. The financial statements as of December 31, 2002 and for the year
    then ended, and for the year ended December 31, 2003 have been prepared using the historical cost
    (going concern) basis of accounting on which the Company had previously reported its financial
    condition and results of operations.

    The Company expects to transfer its remaining customer accounts to BSCHI during 2004, pursuant to
    the Plan of Reorganization.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The following summarizes the more significant accounting and reporting policies:

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents include all highly-liquid investments purchased with an original maturity of three months or less.

Cash Deposit with Clearing Organization—Cash of $100,000 has been segregated in an account with the clearing organization for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Receivable from Clearing Organization—Receivable from clearing organization consists primarily of fees and commissions collected by the clearing organization on behalf of the Company that have not been remitted to the Company as of December 31, 2003 and 2002, respectively.

Securities Transactions and Commissions—Customers' securities and commodities transactions are reported by the Company's clearing agent on a settlement date basis with related commissions income and clearing expenses recorded on a trade date basis.

Income Taxes—The Company was formerly included in the consolidated federal income tax return filed by NatWest. For the year ended December 31, 2003, the Company will file a separate federal income tax return. Federal income taxes are calculated as if the Company filed on a separate return basis. Prior to the acquisition of the Company by Santander, the amount of current tax or benefit calculated was either remitted to or received from NatWest. For the period subsequent to the acquisition of the Company by Santander, there was no current tax or benefit remitted to or received from Santander. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of December 31, 2003 and 2002, the Company has provided a full valuation allowance against its deferred tax assets as management believes that it is not more likely than not that these assets will be realized.

3. RELATED PARTY TRANSACTIONS

Management Fee—During May 2001, the Company entered into an agreement with Coutts in which the Company agreed to pay Coutts a monthly management fee. Under the agreement, Coutts provides the Company with certain marketing, administrative, financial and information technology support. During the years ended December 31, 2003 and 2002, the Company paid $2,990,000 and $4,542,000, respectively, in management fees to Coutts.

Commissions—In the ordinary course of business, the Company offers to its customers certain financial products, such as mutual funds, sponsored by companies affiliated to NatWest. The Company earns transaction fees for the placement of customer's funds into these financial products. During the years ended December 31, 2003 and 2002, the Company earned $29,202 and $277,986, respectively, in transaction fees from such affiliated companies. These amounts are included in commissions revenues in

the accompanying statements of operations. Due from affiliate includes transaction fees earned but not collected as of December 31, 2002.

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $1,063,611, which was $813,611 in excess of its required net capital of $250,000. At December 31, 2003, the Company's ratio of aggregate indebtedness to net capital was 0%.

5. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of customers including financial institutions. The Company introduces these customer transactions for clearance through an independent clearing agent on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Company and its clearing agent provide that the Company is obligated to assume any exposure related to such nonperformance by the Company's customers. The Company monitors its customer activity by reviewing information it receives from its clearing agent on a daily basis, and seeks to control the aforementioned risks by requiring all margin accounts to be sanctioned as to customers and all debit amounts by the Company's credit officers. The credit officers are independent of the marketing registered representatives who directly manage the relationship with clients. The Company has established policies on the margins required and the point at which positions are closed out. As of December 31, 2003, no margin debt balances were outstanding at the clearing agent of the Company.

* * * * * *

COUTTS SECURITIES INC.
(A Wholly Owned Subsidiary of Banco Santander Central Hispano, S.A.)

**SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2003**

NET ASSETS IN LIQUIDATION	$ 1,259,282
DEDUCT NONALLOWABLE ASSETS—	
Other assets	195,671
NET CAPITAL	$ 1,063,611
AMOUNTS INCLUDED IN TOTAL LIABILITIES WHICH REPRESENT AGGREGATE INDEBTEDNESS—	
Accrued and other liabilities	$ -
TOTAL AGGREGATE INDEBTEDNESS	$ -
CAPITAL REQUIREMENT:	
Minimum requirement (greater of $250,000 or 6-2/3% of aggregate indebtedness)	$ 250,000
Net capital in excess of requirement	813,611
NET CAPITAL	$ 1,063,611
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.0 %

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 400
200 South Biscayne Boulevard
Miami, FL 33131-2310
USA

Tel: +1 305 372 3100
Fax: +1 305 372 3160
www.deloitte.com

January 21, 2004

Coutts Securities Inc.
701 Brickell Avenue, Suite 2300
Miami, Florida 33131

In planning and performing our audit of the financial statements of Coutts Securities Inc. (the "Company"), a wholly owned subsidiary of Banco Santander Central Hispano, S.A. for the year ended December 31, 2003 (on which we issued our report dated January 21, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of
Deloitte Touche Tohmatsu

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP